SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2013

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK 401(k) Plan
GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK 401(k) Plan
(Name of Plan)

Date: 6/20/14

Michelle Killian
Vice President HR Services
Plan Administrator

GSK 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2013 and 2012 and Supplemental Schedule as of December 31, 2013

GSK 401(k) Plan
Index

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.

pwc

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GSK 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK 401(k) Plan (the "Plan") at December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 12, 2014

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330-3300, www.pwc.com/us

GSK 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets		
Investments at fair value	$ 6,096,352,357	$ 4,926,148,131
Total investments	6,096,352,357	4,926,148,131
Receivables		
Employer contributions	4,613,812	2,913,171
Participant contributions	7,634,904	4,755,677
Dividends and interest	7,408,448	7,649,801
Notes receivable from participants	53,442,826	51,096,822
Total receivables	73,099,990	66,415,471
Total assets	6,169,452,347	4,992,563,602
Liabilities		
Accrued management fees	960,656	730,094
Total liabilities	960,656	730,094
Net assets available for benefits at fair value	6,168,491,691	4,991,833,508
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,144,585)	(12,406,239)
Net assets available for benefits	$ 6,163,347,106	$ 4,979,427,269

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to		
Investment income		
Interest	$ 8,616,299	$ 10,072,184
Dividends	72,216,021	67,053,710
Net appreciation in fair value of investments	1,045,833,747	421,414,665
Total investment income	1,126,666,067	498,540,559
Contributions		
Participant	200,615,197	186,748,256
Employer	123,352,755	117,975,306
Total contributions	323,967,952	304,723,562
Total additions	1,450,634,019	803,264,121
Deductions from net assets attributed to		
Benefits paid to participants	344,604,969	302,016,574
Administrative expenses	4,219,929	2,952,138
Total deductions	348,824,898	304,968,712
Net increase	1,101,809,121	498,295,409
Transfer from HGSI Plan (see Note 1)	82,110,716	-
Net assets available for benefits		
Beginning of year	4,979,427,269	4,481,131,860
End of year	$ 6,163,347,106	$ 4,979,427,269

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GSK 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. If a participant does not designate an investment direction, the core contributions are invested in the age-appropriate Vanguard Target Retirement fund closest to the year that the participant turns age 65. The participant can change this investment direction at any time.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, and investment earnings or losses as applicable and charged with fees as applicable. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK ADS, which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments
Effective April 1, 2013, if a participant does not designate an investment direction, the core contributions are invested in the age-appropriate Vanguard Target Retirement fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well transfer any accumulated holdings to any other fund in the Plan at any time. Prior to this change and effective January 1, 2007, participants could direct the investment of all future contributions as well as transfer balances in the Stock Ownership Account (SOA) to any other fund in the Plan. In the absence of an investment election, contributions were invested in the GSK Stock Fund. However, participants could change their future investment election for their SOA or transfer their accumulated holdings to any other investment option within the Plan at any time.

Vesting
Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions (prior to April 1, 2013 Stock Ownership Account contributions), plus actual earnings thereon.

Payment of Benefits
Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of an immediate lump sum distribution of cash or GSK ADS, if the participant account balance is less than $5,000. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution, or they may postpone their withdrawal until as late as age 70-1/2, unless the participant remains an active employee.

During employment, participants may withdraw participant rollover contributions, after-tax contributions, after-tax earnings and prior Company matching contributions at any age. After the age of 59-1/2, participants may withdraw their pre-tax, Roth 401(k), after-tax and rollover contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

Participant Loans Receivable
Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the Participant Loan Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan's administrator. Principal and interest are paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Loans outstanding at December 31, 2013 have interest rates ranging from 3.25% to 10.50% with maturity dates from 2013 to 2041. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences plan merger.

Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value.

Administrative Expenses
Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. This administrative expenses figure also includes individual account charges (borne by participants) for those participants who use a professional management service for their investments in the Plan.

Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2013 and 2012, the Company paid administrative expenses of $3,157,305 and $2,877,202 respectively, on behalf of the Plan.

Transfers In
In August 2012, GlaxoSmithKline acquired Human Genome Sciences (HGSI). In March 2013, all participant accounts and assets in the Human Genome Sciences, Inc. 401(k) Plan were transferred into the GSK 401(k) Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Interest bearing cash accounts represent the Plan's investments managed by State Street Global Advisors (SSgA) in a Short Term Investment Fund. The underlying investments include short-term securities issued by the U.S. government or its agencies, as well as short term corporate and bank securities. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 5 for discussion of fair value measurements.

FASB ASC 820 defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Please see Note 5.

Synthetic guaranteed investment contracts are stated at the fair value of the underlying assets of the wrapped synthetic contract, which principally consists of limited partnerships and common collective trust funds holding high-quality bond portfolios, combined with wrap contracts. The fair value of wrap contracts associated with the synthetic investment contracts is determined based on replacement cost, which approximates fair market value. Wrap contracts are valued by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of the cash flow stream is calculated by discounting, using a discount rate equal to the spot rate on a swap yield curve that is based on the duration of the holding.

As described in the accounting guidance issued by the FASB, synthetic guaranteed investment contracts held by a defined-contribution plan are required to be reported at fair value. The relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts is contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in synthetic guaranteed investment contracts, which have fully benefit responsive investment contracts among their investments. As required by the FASB, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Synthetic Guaranteed Investment Contracts

Synthetic guaranteed investment contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The wrap contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Each wrap contract crediting rate formula is designed to provide a stable return during rising or falling interest rates. The synthetic guaranteed investment contracts serve to smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-to-day price volatility of traditional bond portfolios.

The crediting rate on each wrap contract resets monthly. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms of each wrap agreement stipulate a crediting rate floor of 0%. The average aggregate yields for the synthetic investment contracts as of December 31, 2013 and 2012, respectively, were as follows:

	2013	2012
Average yields		
Based on actual earnings	1.03 %	0.86 %
Based on interest rate credited to participants	1.40 %	1.86 %

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the trust) that cause a significant withdrawal from the Plan, or (4) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan).

Automatic termination of the wrap contract will occur if the contract value or the market value of the contract equals zero; the contracts may also be terminated in the event of a default. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4. Total Investments

Investments held by the Plan as on December 31, 2013 and 2012 are as follows:

	2013	2012
Interest bearing cash		
State Street Bank and Trust Company SSgA Short Term Investment Fund	$ 21,141,787	$ 20,890,674
Common stock		
GlaxoSmithKline plc ADS*	570,112,248	482,986,346
Mutual funds		
American Funds EuroPacific Growth Fund*	-	300,546,806
Vanguard Windsor II Fund*	363,922,670	273,247,390
PIMCO Total Return Fund*	193,888,346	259,183,775
Vanguard Selected Value Fund	114,600,221	58,597,831
Vanguard Mid-Cap Growth Fund	121,242,420	85,783,156
Royce Special Equity Fund	81,405,056	58,995,434
Vanguard Prime Money Market Fund	181,760,681	186,494,338
Total mutual funds	1,056,819,394	1,222,848,730
Common collective trust funds		
SSgA S&P 500 Index Non-Lending Series Fund (Class A)*	1,149,177,583	850,493,518
SSgA US Bond Index Non-Lending Series Fund (Class A)*	281,401,789	326,993,017
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)*	341,167,483	255,164,288
SSgA International Index Non-Lending Series Fund (Class A)*	768,532,437	316,573,690
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)*	361,216,572	239,806,775
SSgA US Total Market Index Non-Lending Series Fund (Class A)	127,069,279	77,753,788
T. Rowe Price New Horizons Trust	278,084,939	170,747,664
Winslow Large Cap Growth Fund	127,730,155	88,940,200
Vanguard Target Retirement Income Trust II	-	37,280,056
Vanguard Target Retirement 2010 Trust II	-	28,067,193
Vanguard Target Retirement 2015 Trust II	-	38,991,683
Vanguard Target Retirement 2020 Trust II	-	99,000,719
Vanguard Target Retirement 2025 Trust II	-	46,486,882
Vanguard Target Retirement 2030 Trust II	-	85,314,083
Vanguard Target Retirement 2035 Trust II	-	36,125,794
Vanguard Target Retirement 2040 Trust II	-	56,035,493
Vanguard Target Retirement 2045 Trust II	-	15,252,535
Vanguard Target Retirement 2050 Trust II	-	6,785,552
Vanguard Target Retirement 2055 Trust II	-	2,132,528
Vanguard Target Retirement Income Trust I	35,419,546	-
Vanguard Target Retirement 2010 Trust I	26,435,496	-
Vanguard Target Retirement 2015 Trust I	45,396,900	-
Vanguard Target Retirement 2020 Trust I	122,370,693	-
Vanguard Target Retirement 2025 Trust I	65,981,779	-
Vanguard Target Retirement 2030 Trust I	118,919,666	-
Vanguard Target Retirement 2035 Trust I	50,385,763	-
Vanguard Target Retirement 2040 Trust I	85,973,683	-
Vanguard Target Retirement 2045 Trust I	23,818,089	-
Vanguard Target Retirement 2050 Trust I	13,062,763	-
Vanguard Target Retirement 2055 Trust I	4,078,395	-
Vanguard Target Retirement 2060 Trust I	606,264	-
Total common collective trust funds	4,026,829,274	2,777,945,458

	2013	2012
Synthetic investment contracts stated at fair value*		
Monumental - AEGON	97,601	95,858
Term Fund 2012	-	4,320,863
Term Fund 2013	4,967,597	19,749,615
Term Fund 2014	20,246,384	20,127,686
Term Fund 2015	21,823,312	21,672,866
Term Fund 2016	23,114,589	22,987,039
Term Fund 2017	19,106,618	-
Dwight Intermediate Core Fund	51,527,985	51,925,029
Total value	140,884,086	140,878,956
State Street Bank	31,926	62,713
Term Fund 2012	-	4,240,223
Term Fund 2013	4,874,680	19,381,028
Term Fund 2014	19,867,684	19,752,043
Term Fund 2015	21,415,118	21,268,385
Term Fund 2016	22,682,241	22,558,032
Term Fund 2017	18,749,237	-
Dwight Intermediate Core Fund	50,564,177	50,955,952
Total value	138,185,063	138,218,376
Prudential		
Term Fund 2012	-	4,371,753
Term Fund 2013	5,025,999	19,982,224
Term Fund 2014	20,484,414	20,364,748
Term Fund 2015	22,079,882	21,928,127
Term Fund 2016	23,386,341	23,257,778
Term Fund 2017	19,331,249	-
Dwight Intermediate Core Fund	52,072,620	52,474,961
Total value	142,380,505	142,379,591
Total synthetic investment contracts	421,449,654	421,476,923
Total investments	$ 6,096,352,357	$ 4,926,148,131

* The denoted investments represent 5% or more of the Plan's net assets as of December 31, 2013 and 2012.

During 2013 and 2012, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $1,045,833,747 and $421,414,665, respectively, as follows:

	2013	2012
Common stock	$ 109,236,239	$ (24,078,391)
Mutual funds	120,949,282	100,713,997
Common collective trust funds	815,648,226	344,695,680
Synthetic guaranteed investment contracts and wrapper contracts	-	83,379
	$ 1,045,833,747	$ 421,414,665

5. Fair Value Measurements

The Plan adopted guidance contained within FASB ASC 820-10, Fair Value Measurements and Disclosures, for estimating the fair value of investments in investment companies that have a calculated net asset value per share in accordance with FASB ASC 946-10, Financial Services - Investment Companies. According to this guidance, in circumstances where the net asset value per share of an investment is not determinative of fair value, a reporting entity is permitted, as practical expedient, to estimate the fair value of an investment in an investment company using the net asset value per share of the investment (or its equivalent) without further adjustment, if the net asset value per share of the investment is determined in accordance with the specialized accounting guidance for Investment Companies as at the measurement date.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value.

The asset or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan's management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2013 and 2012.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded.
- Common collective trust funds and interest bearing cash: valued at the net asset value (NAV) of shares held by the Plan at year-end.
- Mutual funds: valued at the quoted NAV of shares held by the Plan at year end.
- Wrapper contracts: valued at fair value by discounting the related cash flows based on current yield of similar instruments with comparable duration.
- Limited partnerships: valued at the Plan's proportional share of the market value of net assets at year end.
- Synthetic guaranteed investment contracts: valued at the fair value of the underlying assets.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 21,141,787	$ -	$ 21,141,787
Common stock	570,112,248	-	-	570,112,248
Mutual funds	1,056,819,394	-	-	1,056,819,394
Common collective trust funds	-	4,026,829,274	-	4,026,829,274
Synthetic guaranteed investment contracts and wrapper contracts	-	421,320,127	129,527	421,449,654
	$ 1,626,931,642	$ 4,469,291,188	$ 129,527	$ 6,096,352,357

	Assets at Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 20,890,674	$ -	$ 20,890,674
Common stock	482,986,346	-	-	482,986,346
Mutual funds	1,222,848,730	-	-	1,222,848,730
Common collective trust funds	-	2,777,945,458	-	2,777,945,458
Synthetic guaranteed investment contracts and wrapper contracts	-	421,318,352	158,571	421,476,923
	$ 1,705,835,076	$ 3,220,154,484	$ 158,571	$ 4,926,148,131

The following summarises investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	$ 1,149,177,583	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	$ 850,493,518	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Non-Lending Series Fund (Class A)	$	281,401,789	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2012		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Bond Index Non-Lending Series Fund (Class A)	$	326,993,017	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small cap Index Non-Lending Series Fund (Class A)	$	341,167,483	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2012		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA Russell Small cap Index Non-Lending Series Fund (Class A)	$	255,164,288	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	$	768,532,437	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2012		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA International Index Non-Lending Series Fund (Class A)	$	316,573,690	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	$ 361,216,572	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	$ 239,806,775	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	$ 127,069,279	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA US Total Market Index Non-Lending Series Fund (Class A)	$ 77,753,788	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
T. Rowe Price New Horizons Trust	$ 278,084,939	n/a	Daily	Under its Declaration of Trust, 90 days' advance notice is required prior to the redemption of trust units, however the actual operating procedure over 2013 was to require one day's advance notice for participant-directed redemptions and 30 days' advance notice for partial or total redemptions of a plan's units in the trust.

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
T. Rowe Price New Horizons Trust	$ 170,747,664	n/a	Daily	Under its Declaration of Trust, 90 days' advance notice is required prior to the redemption of trust units, however the actual operating procedure over 2013 was to require one day's advance notice for participant-directed redemptions and 30 days' advance notice for partial or total redemptions of a plan's units in the trust.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Winslow Large Cap Growth Fund	$ 127,730,155	n/a	Daily	Five business days' advance notice if a plan's redemption is more than 20% of the plan's holdings in the Fund (this provision does not apply for participant-directed redemptions).

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Winslow Large Cap Growth Fund	$ 88,940,200	n/a	Daily	Five business days' advance notice if a plan's redemption is more than 20% of the plan's holdings in the Fund (this provision does not apply for participant-directed redemptions).

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust I Funds	$ 592,449,037	n/a	Daily subject to frequent trading provisions	No defined period.

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Target Retirement Trust II Funds	$ 451,472,518	n/a	Daily subject to frequent trading provisions	No defined period.

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Intermediate Core Fund	$ 154,164,782	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of trust units, subject to the trustee's agreement to a shorter notice period. Over 2013, one day's advance notice for redemption requests was required by the trustee.

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Intermediate Core Fund	$ 155,355,942	n/a	Daily	Under its Offering Memorandum, in general five business days' advance notice is required prior to the redemption of trust units, subject to the trustee's agreement to a shorter notice period. Over 2013, one day's advance notice for redemption requests was required by the trustee.

6. Related Party Transactions

Certain Plan investments are common collective trust funds managed by State Street Global Advisors, an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in GSK ADS which represents two ordinary shares of GlaxoSmithKline plc. During the year ended December 31, 2013, the Plan purchased and sold $85,962,644 and $108,095,304 of GSK ADS, respectively, and received dividends of $26,336,695. During the year ended December 31, 2012, the Plan purchased and sold $105,536,014 and $128,060,939 of GSK ADS, respectively, and received dividends of $28,251,030.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Tax Status

The IRS has determined and informed the Company by a letter dated January 30, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$ 6,163,347,106	$ 4,979,427,269
Amounts allocated to withdrawing participants	(4,489,149)	(346,909)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,144,585	12,406,239
Net assets available for benefits per Form 5500, Schedule H	$ 6,164,002,542	$ 4,991,486,599

The following is a reconciliation of total additions per the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012
Net additions per the statement of changes in net assets available for benefits per financial statements	$ 1,450,634,019	$ 803,264,121
2013 adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,144,585	-
2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12,406,239)	12,406,239
2011 adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(8,572,337)
Total income per Form 5500, Schedule H	$ 1,443,372,365	$ 807,098,023

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2013 and 2012, to Form 5500:

	2013	2012
Benefits paid to participants per the financial statements	$ 344,604,969	$ 302,016,574
Amounts allocated to withdrawing participants at December 31, 2013	4,489,149	-
Amounts allocated to withdrawing participants at December 31, 2012	(346,909)	346,909
Amounts allocated to withdrawing participants at December 31, 2011	-	(2,529,840)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 348,747,209	$ 299,833,643

10. Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11. Subsequent Events

The Plan's management has determined that no material events occurred subsequent to December 31, 2013 and through the date of the financial statement issuance, which require additional disclosure in the financial statements.

Supplemental Schedule

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of Issue, Borrower Lessor or Similar	(c) Description of Investments Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
*	State Street Bank and Trust Company SSgA Short Term Investment Fund	Interest bearing cash		$ 21,141,787
				21,141,787
*	GlaxoSmithKline plc ADS	Common stock	**	570,112,248
				570,112,248
	Vanguard Windsor II Fund	Mutual fund	**	363,922,670
	PIMCO Total Return Fund	Mutual fund	**	193,888,346
	Vanguard Selected Value Fund	Mutual fund	**	114,600,221
	Vanguard Mid-Cap Growth Fund	Mutual fund	**	121,242,420
	Royce Special Equity Fund	Mutual fund	**	81,405,056
	Vanguard Prime Money Market Fund	Mutual fund	**	181,760,681
				1,056,819,394
*	SSgA S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	1,149,177,583
*	SSgA US Bond Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	281,401,789
*	SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	341,167,483
*	SSgA US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	127,069,279
*	SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	361,216,572
*	SSgA International Index Non-Lending Series Fund (Class A)	Common collective trust funds	**	768,532,437
	T. Rowe Price New Horizons Trust	Common collective trust funds	**	278,084,939
	Vanguard Target Retirement Income Trust I	Common collective trust funds	**	35,419,546
	Vanguard Target Retirement 2010 Trust I	Common collective trust funds	**	26,435,496
	Vanguard Target Retirement 2015 Trust I	Common collective trust funds	**	45,396,900
	Vanguard Target Retirement 2020 Trust I	Common collective trust funds	**	122,370,693
	Vanguard Target Retirement 2025 Trust I	Common collective trust funds	**	65,981,779
	Vanguard Target Retirement 2030 Trust I	Common collective trust funds	**	118,919,666
	Vanguard Target Retirement 2035 Trust I	Common collective trust funds	**	50,385,763
	Vanguard Target Retirement 2040 Trust I	Common collective trust funds	**	85,973,683
	Vanguard Target Retirement 2045 Trust I	Common collective trust funds	**	23,818,089
	Vanguard Target Retirement 2050 Trust I	Common collective trust funds	**	13,062,763
	Vanguard Target Retirement 2055 Trust I	Common collective trust funds	**	4,078,395
	Vanguard Target Retirement 2060 Trust I	Common collective trust funds	**	606,264
	Winslow Large Cap Growth Fund	Common collective trust funds	**	127,730,155
	Dwight Intermediate Core Fund	Common collective trust funds		154,164,782
				4,180,994,056
	Term Fund 2013	Limited partnerships	**	14,868,276
	Term Fund 2014	Limited partnerships	**	60,598,482
	Term Fund 2015	Limited partnerships	**	65,318,312
	Term Fund 2016	Limited partnerships	**	69,183,171
	Term Fund 2017	Limited partnerships	**	57,187,104
		Total value		267,155,345
	Monumental- AEGON	Other	**	97,601
*	State Street Bank	Other	**	31,926
	Prudential	Other	**	-
		Total value		129,527
		Total investments		$ 6,096,352,357
*	Participant loans (interest rate 3.25%-10.50%; maturity 2013-2041)	Participant loans	**	$ 53,442,826

* Denotes a party-in interest.

** Historical cost information is not required for participant directed investments.